Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 20, 2009, with respect to the consolidated financial statements of The Bancorp, Inc. and subsidiaries (which expressed an unqualified opinion and contained an explanatory paragraph regarding the Company’s adoption of Financial Accounting Statement Board Interpretation No. 157, Fair Value Measurements, in 2008 and No. 48 Accounting for Uncertain Income Taxes in 2007) and internal control over financial reporting included in the Annual Report on Form 10-K for the year ended December 31, 2008, which are incorporated by reference in this Amendment No. 1 of the Registration Statement and Prospectus (File No. 333-755414). We consent to the incorporation by reference of the aforementioned reports in this Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 29, 2009